[redacted]

08030703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC Mail Processing Section
AUG 14 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WaMu Capital Corp.

OFFICIAL USE ONLY
119069
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Ave. WMC 1502
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Wilhelm 206 554-2499
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) WA (State) 98104-1126 (Zip Code)

PROCESSED
AUG 20 2008
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/18/08

OATH OR AFFIRMATION

I, Jay Hanville, affirm (or swear) that, to the best of my knowledge and belief, the accompanying Part II of Form X-17A-5 pertaining to WaMu Capital Corp. (the "Company") for the period ending July 29, 2008 is true and correct.

Jay Hanville
First Vice President, Controller

William Eng
My Commission Expires August 19, 2010

Notary Public
State of Washington
WILBUR H ENG
My Appointment Expires Aug 19, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Date: 8/12/08 5:59 PM
Status: Accepted

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

WAMU Capital Corp. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1301 2ND AVENUE [20]
(No. and Street)

SEATTLE [21] WA [22] 98101 [23]
(City) (State) (Zip Code)

SEC. FILE NO.
8-53743 [14]

FIRM ID NO.
119069 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
07/01/08 [24]

AND ENDING (MM/DD/YY)
07/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Jay W. Hanville [30]   [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

SEC
Mail Processing
Section
AUG 14 2008
Washington, DC
105

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER
WAMU Capital Corp.

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 07/31/08 [99]
SEC FILE NO. 8-53743 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 5,095	200			$ 5,095	750
2. Cash segregated in compliance with federal and other regulations	5,000,000	210			5,000,000	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	130,000	290			130,000	800
E. Other		300	$ 23,641	550	23,641	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured Accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper	206,763,710	370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER

WAMU Capital Corp.

as of 07/31/08

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$	[410]				
F. Options			[420]				
G. Arbitrage			[422]				
H. Other securities			[424]				
I. Spot Commodities			[430]				
J. Total inventory - includes encumbered securities of... $	[120]					$ 206,763,710	[850]
8. Securities owned not readily marketable:							
A. At Cost ...... $	[130]		[440]	$	[610]		[860]
9. Other investments not readily marketable: ...... $	[140]						
B. At estimated fair value			[450]		[620]		[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities .... $	[150]						
B. Other .... $	[160]		[460]		[630]		[880]
11. Secured demand notes-market value of collateral:							
A. Exempted securities .... $	[170]						
B. Other .... $	[180]		[470]		[640]		[890]
12. Memberships in exchanges:							
A. Owned, at market value .... $	[190]						
B. Owned at cost					[650]		
C. Contributed for use of company, at market value					[660]		[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		53,953	[480]		[670]	53,953	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			[490]		[680]		[920]
15. Other Assets:							
A. Dividends and interest receivable			[500]		[690]		
B. Free shipments			[510]		[700]		
C. Loans and advances			[520]		[710]		
D. Miscellaneous			[530]		[720]		
E. Collateral accepted under SFAS 140			[536]				
F. SPE Assets			[537]				[930]
16. TOTAL ASSETS		$ 211,952,758	[540]	$ 23,641	[740]	$ 211,976,399	[940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER
WAMU Capital Corp.

as of 07/31/08

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements.				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ...... $ [950]		1120				1580
B. Commodities accounts		1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of ...... $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170			646,930	1640
C. Income taxes payable		1180			15,924,302	1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities		1190			1,544,514	1670
F. Other		1200		1380	545,713	1680
G. Obligation to return securities				1386		1686
H. SPE Liabilities				1387		1687

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
WAMU Capital Corp.

as of 07/31/08

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [0970]			
2. Includes equity subordination(15c3-1(d)) of	$ [0980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [0990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination(15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 18,661,459 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership - limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid- in capital		100,000,000 [1793]
D. Retained Earnings		93,314,940 [1794]
E. Total		193,314,940 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 193,314,940 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 211,976,399 [1810]

OMIT PENNIES

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER
WAMU Capital Corp. as of 07/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 193,314,940	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			193,314,940	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 193,314,940	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 23,641	3540	
1. Additional charges for customers' and non-customers' security accounts			3550	
2. Additional charges for customers' and non-customers' commodity accounts			3560	
B. Aged fail-to-deliver:			3570	
1. number of items	3450			
C. Aged short security differences-less reserve of	$ 3460		3580	
number of items	3470			
D. Secured demand note deficiency			3590	
E. Commodity futures contracts and spot commodities - proprietary capital charges			3600	
F. Other deductions and/or charges			3610	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615	
H. Total deductions and/or charges			(23,641)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 193,291,299	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$	3660	
B. Subordinated securities borrowings			3670	
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		4,135,274	3680	
2. U.S. and Canadian government obligations			3690	
3. State and municipal government obligations			3700	
4. Corporate obligations			3710	
5. Stocks and warrants			3720	
6. Options			3730	
7. Arbitrage			3732	
8. Other securities			3734	
D. Undue concentration			3650	
E. Other (List)			3736	(4,135,274) 3740
10. Net Capital			$ 189,156,025	3750

OMIT PENNIES

Date: 8/12/08 5:59 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
WAMU Capital Corp.

as of 07/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	3758
13. Net capital requirement (greater of line 11 or 12)			$	3760
14. Excess net capital (line 10 less 13)			$	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	188,906,025	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	188,856,025	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER	For the period (MMDDYY) from 07/01/08 [3932] to 07/31/08	[3933]
WAMU Capital Corp.	Number of months included in this statement 1	[3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Sub-amount	Code	Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or losses from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			278,712	3995
12. Total revenue			$ 278,712	4030

EXPENSES

Item	Sub-amount	Code	Amount	Code
13. Registered representatives' compensation			$	4110
14. Clerical and administrative employees' expenses			399,178	4040
15. Salaries and other employment costs for general partners and voting stockholder officers			22,700	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			554	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			709	4060
20. Occupancy and equipment costs			3,871	4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			(1,000,000)	4195
27. Other expenses			51,428	4100
28. Total expenses			$ (521,560)	4200

NET INCOME

Item	Sub-amount	Code	Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 800,272	4210
30. Provision for Federal Income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal Income taxes and extraordinary Items			$ 800,272	4230

MONTHLY INCOME

Item	Sub-amount	Code	Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 800,272	4211

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER

WAMU Capital Corp.

as of 07/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$	4480
22. Excess of total credits over total debits (line 11 less line 20)		4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	5,000,000	4510
25. Amount of deposit (or withdrawal) including $ ____ 4515 value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ 4525 value of qualified securities	$ 5,000,000	4530
27. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ____ 4332 Weekly X 4333 Monthly ____ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER

WAMU Capital Corp.

as of 07/31/08

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	2110		
2. Monies borrowed collateralized by securities carried for PAIB		2120		
3. Monies payable against PAIB securities loaned (see Note 2-PAIB)		2130		
4. PAIB securities failed to receive		2140		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		2150		
6. Other (List)		2160		
7. TOTAL PAIB CREDITS			$	2170

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$	2180		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		2190		
10. Failed to deliver of PAIB securities not older than 30 calendar days		2200		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		2210		
12. Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization		2215		
13. Other (List)		2220		
14. TOTAL PAIB DEBITS			$	2230

RESERVE COMPUTATION

15. Excess of total PAIB debits over total PAIB credits (line 14 less line 7)	$	2240
16. Excess of total PAIB credits over total PAIB debits (line 7 less line 14)		2250
17. Excess debits in customer reserve formula computation		2260
18. PAIB Reserve Requirement (line 16 less line 17)		2270
19. Amount held on deposit in "Reserve Bank Account(s)", including $ ______ 2275 value of qualified securities, at end of reporting period		2280
20. Amount of deposit (or withdrawal) including $ ______ 2285 value of qualified securities		2290
21. New amount in Reserve Bank Account(s) after adding deposit or subtracting $ ______ 2295 value of qualified securities	$	2300
22. Date of deposit (MMDDYY)		2310

FREQUENCY OF COMPUTATION

OMIT PENNIES

23. Daily ______ 2315 Weekly ______ 2320 Monthly ______ 2330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
WAMU Capital Corp. as of 07/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... $ ______ [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ______ [4335] ______ [4570]

D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ______ [4586]
   A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... ______ [4588]
   A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Date: 8/12/08 5:59 PM
Status: Accepted

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	as of	07/31/08
WAMU Capital Corp.		

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$	7010
B. Securities (at market)				7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market				7030
3. Exchange traded options				
A. Add market value of open option contracts purchased on a contract market				7032
B. Deduct market value of open option contracts granted (sold) on a contract market			( )	7033
4. Net equity (deficit) (add lines 1, 2, and 3)				7040
5. Accounts liquidating to a deficit and accounts with debit balances				
- gross amount		7045		
Less: amount offset by customer owned securities	( )	7047		7050
6. Amount required to be segregated (add lines 4 and 5)			$	7060

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash	$	7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Net settlement from (to) derivatives clearing organizations of contract markets		7130
10. Exchange traded options		
A. Value of open long option contracts		7132
B. Value of open short option contracts	(	7133
11. Net equities with other FCMs		
A. Net liquidating equity		7140
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers or option customers in lieu of cash (at market)		7170
12. Segregated funds on hand (describe:)		7150
13. Total amount in segregation (add lines 7 through 12)		7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$	7190

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER
WAMU Capital Corp.

as of 07/31/08

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6		$ ____ [7200]
2. Funds in segregated accounts		
A. Cash	$ ____ [7210]	
B. Securities (at market)	____ [7220]	
C. Total		____ [7230]
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)		$ ____ [7240]

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER WAMU Capital Corp.	as of 07/31/08

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below.

[ ] 7300 Secured amounts in only U.S. - domiciled customers' accounts

[ ] 7310 Secured amounts in U.S. and foreign - domiciled customers' accounts

[ ] 7320 Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] 7330 Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed ?

[ ] Yes 7340 If yes, explain the change below

[ ] No 7350

1. Amount to be set aside in separate section 30.7 accounts	$	7360
2. Total funds in separate section 30.7 accounts (page T10-4, line 8)		7370
3. Excess (deficiency) - (subtract line 1 from line 2)	$	7380

Date: 8/12/08 5:59 PM
Status: Accepted

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

WAMU Capital Corp. as of 07/31/08

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks			
A. Banks located in the United States		$ [7500]	
B. Other banks designated by the Commission			
Name(s):	[7510]	[7520]	$ [7530]
2. Securities			
A. In safekeeping with banks located in the United States		$ [7540]	
B. In safekeeping with other banks designated by the Commission			
Name(s):	[7550]	[7560]	[7570]
3. Equities with registered futures commission merchants			
A. Cash		$ [7580]	
B. Securities		[7590]	
C. Unrealized gain (loss) on open futures contracts		[7600]	
D. Value of long option contracts		[7610]	
E. Value of short option contracts		( ) [7615]	[7620]
4. Amounts held by clearing organizations of foreign boards of trade			
Name(s):	[7630]		
A. Cash		$ [7640]	
B. Securities		[7650]	
C. Amount due to (from) clearing organizations - daily variation		[7660]	
D. Value of long option contracts		[7670]	
E. Value of short option contracts		( ) [7675]	[7680]
5. Amounts held by members of foreign boards of trade			
Name(s):	[7690]		
A. Cash		$ [7700]	
B. Securities		[7710]	
C. Unrealized gain (loss) on open futures contracts		[7720]	
D. Value of long option contracts		[7730]	
E. Value of short option contracts		( ) [7735]	[7740]
6. Amounts with other depositories designated by a foreign board of trade			
Name(s):	[7750]		[7760]
7. Segregated funds on hand (describe:)			[7765]
8. Total funds in separate section 30.7 accounts (to page T10-3 line 2)			$ [7770]

A. If any securities shown are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

Date: 8/12/08 5:59 PM
Status: Accepted

SUPPLEMENT TO

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

WAMU Capital Corp. as of 07/31/08

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

Net Capital required

A. Risk-Based Requirement

i. Amount of Customer Risk Maintenance Margin requirement ______ [7415]

ii. Enter 8% of line A.i ______ [7425]

iii. Amount of Non-Customer Risk Maintenance Margin requirement ______ [7435]

iv. Enter 4% of line A.iii ______ [7445]

v. Add lines A.ii and A.iv. ______ [7455]

B. Minimum Dollar Amount Requirement (Enter $500,000 if a member of NFA) ______ [7465]

C. Other NFA Requirement ______ [7475]

D. Minimum CFTC Net Capital Requirement. Enter the greatest of lines A, B or C ______ [7490]

Note: If amount on Line D (7490) is greater than minimum net capital requirement computed on Line 3760 (Page 6) then enter this greater amount on Line 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level ______ [7495]

Note: If the minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirement, enter 150% of Line C (7475).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER

WAMU Capital Corp. as of 07/31/08

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual (See below for code to enter)		Name of Lender or Contributor		Insider or Outsider ? (In or Out)		Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
1	4600	Washington Mutual Bank (Parent)	4601	IN	4602	193,314,940	4603	09/01/08	4604	NO	4605
	4610		4611		4612		4613		4614		4615
	4620		4621		4622		4623		4624		4625
	4630		4631		4632		4633		4634		4635
	4640		4641		4642		4643		4644		4645
	4650		4651		4652		4653		4654		4655
	4660		4661		4662		4663		4664		4665
	4670		4671		4672		4673		4674		4675
	4680		4681		4682		4683		4684		4685
	4690		4691		4692		4693		4694		4695

TOTAL $ 193,314,940 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

Date: 8/12/08 5:59 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER

WAMU Capital Corp.

as of 07/31/08

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)	193,314,940	4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$ 193,314,940	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 192,514,668	4240
A. Net income (loss)			800,272	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 193,314,940	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

WAMU Capital Corp.

as of 07/31/08

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days.				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter ? (Check one) .... Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period:		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)		4960
C. Total		4970
4. Actual number of tickets executed during current month of reporting period		4980
5. Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts-over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Ledger Amount	Market Value
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER
WAMU Capital Corp.

as of 07/31/08

FINANCIAL AND OPERATIONAL DATA

Operational Deductions From Capital (Note A)

		I No. of Items	II Debits (Short Value)	III Credits (Long Value)	IV Deductions In Computing Net Capital
1. Money suspense and balancing differences		5610	$ 5810	$ 6010	$ 6012
2. Security suspense and differences with related money balances	L	5620	5820	6020	6022
	S	5625	5825	6025	6027
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)		5630	5830	6030	6032
4. Market value of security record breaks		5640	5840	6040	6042
5. Unresolved reconciling differences with others:					
A. Correspondents and Broker/Dealers	L	5650	5850	6050	6052
	S	5655	5855	6055	6057
B. Depositories		5660	5860	6060	6062
C. Clearing Organizations	L	5670	5870	6070	6072
	S	5675	5875	6075	6077
D. Inter-company Accounts		5680	5880	6080	6082
E. Bank Accounts and Loans		5690	5890	6090	6092
F. Other		5700	5900	6100	6102
G. (Offsetting) Items A. through F.		5720	( )5920	( )6120	
TOTAL Line 5		5730	5930	6130	6132
6. Commodity Differences		5740	5940	6140	6142
7. Open transfers and reorganization account items over 40 days not confirmed or verified		5760	5960	6160	6162
8. TOTAL (Line 1.-7.)		5770	$ 5970	$ 6170	$ 6172
9. Lines 1.-6. resolved subsequent to report date		5775	$ 5975	$ 6175	$ 6177
10. Aged Fails --to deliver		5780	$ 5980	$ 6180	$ 6182
--to receive		5785	$ 5985	$ 6185	$ 6187
			(Omit 000's)	(Omit 000's)	(Omit Pennies)

NOTE A - This section must be completed as follows:

1. All member organizations must complete column IV, lines 1. through 8. and 10., reporting deductions from capital as of the report date whether resolved subsequently or not (see instructions relative to each line item).
2. a. Columns I, II and III of lines 1. through 8. and 10. must be completed when a Part II filing is required.
   b. Columns I, II and III of lines 1. through 8. must be completed with a Part I filing, only if the total deduction on line 8 column IV equals or exceeds 25% of excess net capital as of the prior month end reporting date. All columns of line 10. require completion.
3. A response to line 9., cols. I through IV and the "Potential Operational Charges Not Deducted From Capital" schedule on p. 3 are required only if:
   a. the parameters cited in 2.b. above exist, and
   b. the total deduction, line 8. column IV, for the current month exceeds the total deductions for the prior month by 50% or more.
4. All columns and line items (1. through 10.) must be answered if required. If respondent has nothing to report enter -0-.

Other Operational Data (Items 1., 2. and 3. below require an answer)

Item 1. Have the accounts enumerated on line 5.A. through F. above been reconciled with statements received from others within 35 days for lines 5.A. through D. and 65 days for lines 5.E. and F. prior to the report date and have all reconciling difference been appropriately comprehended in the computation of net capital at the report date? If this has not been done in all respects, answer No.

Yes X 5600
No 5601

Item 2. Do the respondent's books reflect a concentrated position (See Instruction) in commodities? If yes report the totals ($000 omitted) in accordance with the specific instructions; If No answer -0- for:

A. Firm Trading and Investment Accounts — A. 5602
B. Customers' and Non-Customers' and Other Accounts — B. 5603

Item 3. Does respondent have any planned operational changes? (Answer Yes or No based on specific instructions.)

Yes X 5604
No 5605

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

Date: 8/12/08 5:59 PM
Status: Accepted

BROKER OR DEALER
WAMU Capital Corp.

as of 07/31/08

FINANCIAL AND OPERATIONAL DATA

Potential Operational Charges Not Deducted From Capital (Note B)

	I No. of Items		II Debits (Short Value)		III Credits (Long Value)		IV Deductions In Computing Net Capital	
1. Money suspense and balancing differences		6210	$	6410	$	6610	$	6612
2. Security suspense and differences with related money balances L		6220		6420		6620		6622
S		6225		6425		6625		6627
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)		6230		6430		6630		6632
4. Market value of security record breaks		6240		6440		6640		6642
5. Unresolved reconciling differences with others:								
A. Correspondents and Broker/Dealers L		6250		6450		6650		6652
S		6255		6455		6655		6657
B. Depositories		6260		6460		6660		6662
C. Clearing Organizations L		6270		6470		6670		6672
S		6275		6475		6675		6677
D. Inter-company Accounts		6280		6480		6680		6682
E. Bank Accounts and Loans		6290		6490		6690		6692
F. Other		6300		6500		6700		6702
G. (Offsetting) Items A. through F.		6310	( )	6510	( )	6710		
TOTAL (Line 5.)		6330		6530		6730		6732
6. Commodity Differences		6340		6540		6740		6742
TOTAL (Line 1.-6.)		6370	$	6570	$	6770	$	6772
			(Omit 000's)		(Omit 000's)		(Omit Pennies)	

NOTE B - This section must be completed as follows:

1. All line items (1. through 6.) and columns (I through IV) must be completed only if:
   a. the total deductions on line 8., column IV, of the "Operational Deductions From Capital" schedule equal or exceed 25% of excess net capital as of the prior month end reporting date; and
   b. the total deduction on line 8., column IV, for the current month exceeds the total deductions for the prior month by 50% or more. If respondent has nothing to report enter -0-.
2. Include only suspense and difference items open at the report date which were NOT required to be deducted in the computation of net capital AND which were not resolved seven (7) business days subsequent to the report date.
3. Include in column IV only additional deductions not comprehended in the computation of net capital at the report date.
4. Include on line 5. A. through F. unfavorable differences offset by favorable differences (see instructions for line 5) at the report date if resolution of the favorable items resulted in additional deductions in the computation of net capital subsequent to the report date.
5. Exclude from lines 5. A. through F. new reconciling differences disclosed as a result of reconciling with the books of account statements received subsequent to the report date.
6. Line items 1. through 5. above correspond to similar line items in the "Operational Deductions From Capital" schedule (page 2) and the same instructions should be followed except as stated in Note (B-1 through 5.) above.

END